UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 3)

TOTAL LOGISTICS, INC.
(Name of Subject Company)

TOTAL LOGISTICS, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

89151W109
(CUSIP Number of Class of Securities)

William T. Donovan
President and Chief Executive Officer
Total Logistics, Inc.
700 N. Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 7, 2005, as amended and supplemented by Amendment No. 1 filed on January 25, 2005 and Amendment No. 2 filed on January 26, 2005 (the “Schedule 14D-9”) by Total Logistics, Inc., a Wisconsin corporation (the “Company”), relating to the cash tender offer by Titan Acquisition Corp., a Wisconsin corporation (“Offeror”) and a direct wholly owned subsidiary of SUPERVALU INC., a Delaware corporation (“Parent”), to purchase all outstanding Shares at a price of $28.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase, dated January 7, 2005 (as amended or supplemented), and in the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

        Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” is hereby amended and supplemented by replacing the second paragraph thereof with the following:

        The full text of the William Blair Opinion, dated January 4, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. William Blair has consented to the use of the William Blair Opinion in connection with this Schedule 14D-9. The William Blair Opinion is directed to the Company’s Board and addresses only the fairness of the consideration from a financial point of view to holders of Shares (other than Parent and their respective affiliates) as of the date of such opinion and does not address any other aspect of the Merger. The William Blair Opinion is not a recommendation to any Company shareholder to tender Shares as part of the Offer or as to how any shareholder should vote with respect to the proposed transaction or any other matter. The summary of the William Blair Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the William Blair Opinion attached hereto as Annex B, which should be read carefully and in its entirety.

        Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” is hereby further amended and supplemented by adding to the fourth paragraph thereof the following:

The comparable logistics/transportation/warehousing companies selected by William Blair were: Celadon Group Inc., Central Freight Lines Inc., Covenant Transport Inc., Exel, Frozen Food Express Industries, Hub Group Inc., Kuehne & Nagel, Marten Transport Ltd., P.A.M. Transportation Services, SCS Transportation Inc., US Xpress Enterprises Inc. and USA Truck Inc. The comparable food service/commercial refrigeration equipment manufacturing companies selected by William Blair were: Aaon Inc., Enodis plc, Lancer Corporation, Mestek Inc. and Middleby Corporation. William Blair selected these companies because they are publicly traded companies that engage in businesses reasonably comparable to those of the Company. William Blair then compared the multiples implied by the Offer Price to the range of trading multiples for the selected companies. Information regarding the multiples from William Blair’s analysis of selected publicly traded companies is set forth in the following table:

	Implied Company Multiple at	Comparable Public Company Multiples Logistics/Transportation/Warehousing
Financial Metric(1)	$28.50 Offer Price	Minimum	Mean	Median	Maximum
EBITDA	10.7x	4.6x	7.2x	6.1x	13.1x
EBIT	15.5x	8.2x	14.9x	14.8x	20.4x
Net Income	22.8x	14.8x	23.0x	21.9x	31.4x

Comparable Public Company Multiples Food Service/Commercial Refrigeration Equipment Manufacturing
EBITDA	10.7x	7.3x	10.4x	10.1x	16.4x
EBIT	15.5x	10.4x	12.0x	11.7x	14.5x
Net Income	22.8x	7.0x	15.4x	15.6x	22.7x

(1)     Each financial metric for the Company based on the twelve-month period ended November 30, 2004.

        Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” is hereby further amended and supplemented by adding to the fifth paragraph thereof the following:

In total, William Blair examined fifteen transactions in the logistics/transportation/warehousing industry and eight in the food service/commercial refrigeration equipment manufacturing industry. The selected transactions were not intended to be representative of the entire range of possible transactions in those industries. The fifteen transactions examined in the logistics/transportation/warehousing industry were (target/acquirer): Tibbet & Britten/Exel plc; Roadway/Yellow Corporation; P&O Trans European/Wincanton plc; Motor Cargo Industries/Overnite Holdings, Inc.; Arnold Industries/Roadway Corporation; USCO/Kuehn & Nagel; M.S. Carriers/Swift Transportation Co.; Fritz Companies/UPS; Kenan Transport Company/Advantage Management Group; American Freightways Corp./FedEx Corporation; Circle International Group, Inc./EGL, Inc.; KLLM Transport Services/High Road Acquisition Corp.; NFC plc/Ocean Group plc (Exel); Air Express International/Deutsche Post; and American Backhaulers/C.H. Robinson. The eight transactions examined in the food service/commercial refrigeration equipment manufacturing industry were (target/acquirer): Linde Refrigeration/United Technologies; Blodgett (Maytag)/Middleby; Specialty Equipment/United Technologies; Hussmann International/Ingersoll-Rand; Scotsman Industries/Berisford-Welbilt (Enodis); Sabroe AS/York International; Norcool/Frigoglass; Grupo Koxka/Hussmann International.

William Blair reviewed the consideration paid in the selected transactions in terms of the enterprise value of the target companies as a multiple of latest twelve month EBITDA, EBIT and net income. Information regarding the multiples from William Blair’s analysis of selected transactions is set forth in the following table:

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	Implied Company Multiple at	Comparable Public Company Multiples Logistics/Transportation/Warehousing
Financial Metric(1)	$28.50 Offer Price	Minimum	Mean	Median	Maximum
EBITDA	10.7x	3.9x	8.0x	7.0x	14.0x
EBIT	15.5x	7.0x	14.3x	14.9x	21.1x
Net Income	22.8x	11.4x	21.6x	21.3x	40.1x

Comparable Public Company Multiples Food Service/Commercial Refrigeration Equipment Manufacturing
EBITDA	10.7x	6.3x	9.7x	8.9x	14.6x
EBIT	15.5x	7.9x	12.3x	10.9x	19.7x
Net Income	22.8x	11.6x	19.8x	16.8x	33.9x

(1)     Each financial metric for the Company based on the twelve-month period ended November 30, 2004.

        Subsection (d) of Item 4 – “Opinion of the Company’s Financial Advisor” is hereby further amended and supplemented replacing the last two paragraphs thereof with the following:

        The Company’s financial advisor performed a discounted cash flow analysis of the Company’s projected future cash flows (using management projections) for the five-year period commencing January 1, 2005 and ending December 31, 2009. The Company’s financial advisor estimated the value of the Company at the end of fiscal year 2009 (the “terminal value”) based on terminal value multiples ranging from 7.0x to 9.0x the projected 2009 EBITDA. William Blair selected the EBITDA terminal value range based on William Blair’s review of, among other matters, the trading multiples of the selected comparable public companies and the transaction multiples of selected transactions referred to above. This analysis used discount rates ranging from 11.5% to 14.5% to discount the cash flows over the five-year period and the terminal value. William Blair determined the appropriate discount rate range based upon an analysis of the weighted average cost of capital of the comparable companies that William Blair deemed relevant. In this analysis, the present value of the free cash flows over the projected period and the present value of the range of terminal values were aggregated. The aggregate present value of these items represented the enterprise value range. An equity value per share was determined by subtracting debt, net of cash assumed to be included in the transaction and dividing the resulting equity value by the number of Company shares outstanding on a fully diluted basis. Based on these assumptions, the range of per share equity values for the Company, implied by the discounted cash flow analysis, ranged from $22.41 to $34.71.

        Finally, the Company’s financial advisor performed a leveraged buyout analysis of the Company (using management projections) to ascertain the range of prices that would be acceptable to a potential financial buyer based upon current market conditions. The Company’s financial advisor assumed a capital structure that a financial buyer might apply to the Company, an equity investment that would achieve a 22.5% to 27.5% average annual rate of return and an exit multiple ranging from 7.0x to 9.0x projected fiscal 2009 EBITDA. William Blair selected the range of exit multiples based on William Blair’s review of, among other matters, the trading multiples of the selected comparable public companies and the transaction multiples of selected transactions referred to above. An equity value per share was determined by subtracting debt, net of cash, assumed to be included in the transaction and dividing the resulting equity value by the number of Company shares outstanding on a fully diluted basis. Based on these assumptions, the range of per share equity values for the Company, implied by the leveraged buyout analysis, ranged from $17.70 to $25.20.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 28, 2005.

TOTAL LOGISTICS, INC.
By: /s/ William T. Donovan
William T. Donovan
President and Chief Executive Officer

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